UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549


                                 Schedule 13D
                  Under the Securities Exchange Act of 1934




                             AEL Industries,Inc.

                               (Name of Issuer)




                             Class A Common Stock
                       (Title and Class of Securities)


                                  001030105
                                (CUSIP Number)

                                 Leeam Lowin
                               21 Fox Run Lane,
                         Greenwich, Connecticut 06830
                                (203) 661-6084
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                              February 28, 1995
           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with this statement.  / /



                                 SCHEDULE 13D


1.   Name of Reporting Person:  Leeam Lowin

     I.R.S. Identification No.:

2.   Check the Appropriate Box if a Member of a Group  (a) / /
                                                       (b) / /

3.   SEC Use Only

4.   Source of Funds:    PF, 00

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                / /

6.   Citizenship or Place of Organization:  United States of America

Number of Shares         7.   Sole Voting Power:            583,000
of Class A Common
Stock Beneficially Owned 8.   Shared Voting Power:               0
by Each Reporting Person
with                     9.   Sole Dispositive Power:       583,000

                         10.  Shared Dispositive Power:     492,700

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
     1,075,700

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
     /X*/

13.  Percent of Class Represented by Amount in Row (11):    30.4%

14.  Type of Reporting Person:     IN

     *See Item 6 of this Schedule 13D.


                                PRELIMINARY NOTE

     This Schedule 13D amendment is being filed to amend and restate the
Schedule 13D with respect to the Class A Common Stock of AEL Industries, Inc. (the "Company") filed by Leeam Lowin (the "Reporting Person") for the following purposes: (i) to report under Item 6 certain agreements entered into by Company, including a voting trust agreement, as more fully described in Item 6, and (ii) to restate the other items of this Schedule 13D for purposes of filing this amendment electronically with the Securities and Exchange Commission. The Reporting Person is not reporting information contained in earlier reports relating to the previous acquisitions of securities under Item 5 inasmuch as such acquisitions did not occur within the preceding 60 days.

     This Schedule 13D includes information relating to the Company's Class A Common Stock, and the furnishing of such information is subject to the position that such shares are not required to be reported on Schedule 13D inasmuch as the Class A Common Stock is not a class of "voting securities" as defined in Rule 12b-2 and thus is not a class of "equity securities" for purposes of Rule 13d-1(d).

Item 1.   Security and Issuer.

     This Statement relates to shares of the Class A Common Stock, $1.00 par value (the "Shares"), of AEL Industries, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 305 Richardson Road, Lansdale, Pennsylvania 19446.

Item 2.   Identity and Background.

     This Statement is being filed by Leeam Lowin (the "Reporting Person"). The residence address of the Reporting Person is 21 Fox Run Lane,
Greenwich, Connecticut 06831. The Reporting Person is a citizen of the United States, and is principally engaged as an investor.

     During the five year prior to the date hereof, the Reporting Person has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The sources of funds for the purchase of the Shares reported in this Statement are (i) the personal funds of the Reporting Person and (ii) the personal funds (including funds held by trust accounts) of persons who have shared investment power with the Reporting Person and sole voting power with respect to certain of the Shares reported in this Statement. No part of the purchase price for the Shares reported in this Statement was represented by borrowed funds.

Item 4.   Purposes of the Transaction.

     The Reporting Person's acquisition of the Shares was effected solely for the purpose of investment. The Reporting Person intends to review continuously the equity position of the Reporting Person in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Person may determine to increase or decrease his equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

     Except with respect to his services as a Voting Trustee under the Voting Trust Agreement and as a member of the Company's Long-Range Planning Committee, as more fully described in Item 6, the Reporting Person presently has no plans which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Company;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter or By-laws or other action which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association or be delisted from a national securities exchange;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     The Reporting Person is the beneficial owner of 1,075,700 Shares or approximately 30.4% of the outstanding shares of Class A Common Stock of the Company.

     The Reporting Person has the sole voting power and the sole dispositive power with respect to 583,000 Shares. The Reporting Person shares the dispositive power with respect to 492,700 Shares. Other persons have the sole voting power with respect to 492,700 Shares. The following table sets forth the persons with which the Reporting Person shares dispositive power, or which have the sole voting power, in respect of the
Shares:

                                             Number of Shares

                                        Sole                Shared
                                        Voting              Dispositive
Name                                    Power               Power

George H. and Dorothea Baird            57,300              57,300

Dr. David Norman                        87,500              87,500

Steven Reiner                           25,500              25,500

Steven Reiner, as sole trustee           6,000               6,000
     of trust of which he is the
     sole beneficiary

William J. and Florence Catacosinos    119,400             119,400

Leonard Spaglonetti                      6,500               6,500

Dr. David Rosenfield                    20,000              20,000

James Catacosinos                       42,000              42,000

William W. Catacosinos, Jr.             42,000              42,000

Jack and Sasha Gottlieb                 60,000              60,000


                                             Number of Shares

                                        Sole           Shared
                                        Voting         Dispositive
Name                                    Power          Power

Maida Lowin, as custodian for           9,000          9,000
     Jeremiah Lowin

Maida Lowin, as custodian for           8,000          8,000
     Gideon Lowin

Lowin Medical Research Foundation       9,500          9,500

Item 1. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as described below under "Voting Trust Agreement dated as of February 28, 1995," there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

          Voting Trust Agreement dated as of February 28, 1995

     On February 28, 1995, the following agreements (collectively, the "Agreements") were entered into by the parties indicated:

     1. Agreement (the "Agreement") dated as of February 28, 1995 by and among Leon Riebman and Claire E. Riebman (sometimes collectively referred to hereinafter as the "Riebmans") and the Company, in the form filed herewith as Exhibit A;

     2. Voting Trust Agreement (the "Voting Trust Agreement") dated as of February 28, 1995 by and among the Company, the Riebmans and Francis J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and the Reporting Person (the "Voting Trustees") in the form filed herewith as Exhibit B.

     3. 1995 Agreement (the "1995 Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit C; and

     4. Participation Rights Agreement (the "Participation Rights Agreement") dated as of February 28, 1995 by and between the Company and Leon Riebman, in the form filed herewith as Exhibit D.

     The Agreements are summarized below. However, such summaries are qualified in their entirety by reference to Exhibits A through D filed herewith.

     The Agreement. As more particularly described in the Agreement, the Board of Directors of the Company (the "Board") had previously appointed a Long Range Planning Committee (the "LRPC") for the purpose of considering strategic alternatives for the Company in view of recent and significant developments and consolidations in the defense industry. After assessing certain factors more particularly described in the Agreement, the LRPC decided, because of its belief that it could thereby perform its duty to realize for the shareholders of the Company ("Shareholders") the best value reasonably available, to pursue the following course of action: (i) the negotiation of an arrangement with Leon Riebman and Claire E. Riebman whereby they would transfer their voting control of the Company to the Voting Trustees under the Class A Voting Trust (the "Class A Voting Trust") and the Class B Voting Trust (the "Class B Voting Trust") under the Voting Trust Agreement for a period of time expected to be sufficient to complete a "Qualifying Business Combination" (as defined in the Agreement), and (ii) the negotiation of an arrangement with Leon Riebman regarding his future relationship with the Company. The Class A Voting Trust and the Class B Voting Trust are sometimes collectively referred to hereinafter as the "Voting Trusts." The Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement embody the results of these negotiations.

     Under the Agreement, in consideration for (a) the Riebman's agreement to accept the same consideration and other terms in a Qualifying Business Combination as the other shareholders, (b) their entering into the Voting Trust Agreement, and (c) their transfer of Class A Stock and Class B Stock to the Voting Trustees for a period of time expected to be sufficient to complete a Qualifying Business Combination, as described below, the Company issued the Contingent Shares to the Riebmans (180,947 shares of Class A Stock, which represents .75 shares of Class A Stock for each share of Class B Stock beneficially owned by them immediately prior to such issuance).
The Contingent Shares were issued subject to a condition subsequent, as more particularly described below under the description of the Voting Trust Agreement.

     The Agreement is intended to enable the LRPC to negotiate a "Qualifying Business Combination" for inclusion in a "Proposal" to be submitted for "Shareholder Approval" (as such terms are defined in the Agreement). As used in the Agreement:

     (a) "Qualifying Business Combination" means a Business Combination not inconsistent in any material respect with the terms of the Agreement which has been recommended by the LRPC and pursuant to which an opinion acceptable to the LRPC is issued to the Company by a nationally recognized investment banking firm with respect to the fairness, from a financial point of view, to the Shareholders of the consideration offered to them under an agreement providing for such Business Combination ("Business Combination Agreement").

     (b) "Business Combination" means i) a sale of all or substantially all of the assets of the Company in one transaction or a series of related transactions; ii) the acquisition by a person or group of persons acting in concert of the beneficial ownership of more than eighty percent of the issued and outstanding Class A Stock and Class B Stock; iii) a merger or consolidation of the Company with another entity; or iv) any transaction having like effect.

     (c) "Proposal" means a single proposition submitted to the Shareholders consisting of i) ratification of the Agreement, the Voting Trust Agreement, the 1995 Agreement and the Participation Rights Agreement, and ii) approval of a Business Combination Agreement; and

     (d) "Shareholder Approval" means the approval and adoption of the Proposal by the affirmative vote of a majority of votes cast respectively by i) the holders of shares of Class A Stock and ii)the holders of shares of Class B Stock, each voting as a class.

     Under the terms of the Agreement, the LRPC has committed in good faith to use all reasonable efforts to arrange for a Qualifying Business Combination but it shall not have any obligation to do so unless it deems the terms thereof to be in the best interests of the Company and the Shareholders. The LRPC has the right, in the exercise of its fiduciary duty, to withdraw its recommendation of a Business Combination Agreement. Except as otherwise provided in the Agreement, the Closing of a Qualifying Business Combination may not occur within six months of the date of the Agreement.

     All actions by the Company contemplated by the Agreement, the Voting Trust Agreement and the 1995 Agreement shall be taken on its behalf exclusively by the LRPC, which has the full authority of the Board of Directors of the Company for such purpose. All actions of the LRPC require the approval of a majority of the members of the LRPC, unless there exist at any time fewer than three members of the LRPC, in which case all actions at such time shall require the unanimous approval of the members of the LRPC.

     As provided in the Agreement, it is the intent of the LRPC that all holders of Class A Stock and Class B Stock will be offered the same consideration and other terms in a Qualifying Business Combination. The LRPC has engaged an investment banking firm, an employee benefits consultant and independent legal counsel in connection with these matters.

     The Agreement has an initial term of nine months commencing February 28, 1995 (the "Initial Term") and can be extended, at the option of the Company, for up to two additional periods of three months each (the "First Renewal Term" and the "Second Renewal Term," respectively) upon payment by the Company to the Riebmans of $100,000 for the First Renewal Term and $300,000 for the Second Renewal Term. Such payments shall be credited against, and reduce to that extent, the Consulting Payments provided for in the 1995 Agreement. In addition, if the Company has entered into a Business Combination Agreement which contemplates a Qualifying Business Combination at any time during the Initial Term, the First Renewal Term or the Second Renewal Term, but Shareholder Approval of the Proposal has not yet been obtained, the Initial Term, the First Renewal Term or the Second Renewal Term, as the case may be, will be automatically extended, if it would have otherwise expired, until the earlier of (i) the consummation of such Qualifying Business Combination ("Closing") or (ii) the termination of such Business Combination Agreement pursuant to its terms. However, if such termination occurs in connection with a recommendation by the LRPC, in the exercise of its fiduciary duty, of an alternative agreement which contemplates a Qualifying Business Combination, the alternative agreement, if entered into by the Company during the Initial Term, the First Renewal Term or the Second Renewal Term and provided that the payments by the Company described in the first sentence of this paragraph have been made in a timely manner, will replace the terminated Business Combination Agreement for purposes of the aforementioned automatic extension.

     The Agreement may be terminated at the option of the Riebmans if (i) the Voting Trustees materially breach the Voting Trust Agreement or (ii) the Company materially breaches the Agreement or the 1995 Agreement. The Agreement may be terminated at the option of the Company if (i) the Riebmans materially breach the Voting Trust Agreement, (ii) the Riebmans materially breach the Agreement or (iii) Leon Riebman materially breaches the 1995 Agreement.

     Unless the Agreement has previously expired or terminated, it will terminate upon the earlier to occur of the following events: (i) immediately prior to the Closing under a Qualifying Business Combination which has been included in a Proposal as to which Shareholder Approval has been obtained, (ii) immediately following the conclusion of a meeting of Shareholders at which Shareholder Approval of such Proposal has been sought but not obtained, or (iii) November 28, 1996.

     The Company has agreed to make a payment to Leon Riebman in the amount of $500,000 if (i) a Closing occurs under a Qualifying Business Combination included within a Proposal as to which Shareholder Approval has been obtained, and (ii) Leon Riebman's employment with the Company terminates thereafter for any reason, voluntarily or involuntarily.

     The Company has agreed to reimburse the Riebmans for the reasonable fees and disbursements (not to exceed $75,000) of their counsel incurred in connection with the negotiation of the Agreement. In addition, as more particularly described in the Agreement, the Company has agreed to pay the reasonable counsel fees and disbursements incurred by the Riebmans as parties to the Agreement, the members of the LRPC, the Voting Trustees, any director or officer of the Company, or any of them in defense of any pending or threatened action, suit or proceedings whether by or in the right of the Company or otherwise, involving the Agreement or any exhibit thereto, subject to the Company's receipt of an undertaking by such person or persons to repay the amount so advanced if it is ultimately determined by a court that such payment was not proper in the circumstances.

     In connection with the execution and delivery of the Agreement and the Voting Trust Agreement, the Company's bylaws were amended so as to effectuate the purposes of the Agreement and the Voting Trust Agreement. The form of bylaw amendment is filed herewith as Exhibit F.

     The Voting Trust Agreement. Pursuant to the Voting Trust Agreement, the Riebmans transferred to the Voting Trustees to be maintained in the respective Voting Trusts (i) the Existing Class A Shares (10,646 shares of Class A Stock), (ii) the Contingent Shares (180,947 shares of Class A Stock) and (iii) the Existing Class B Shares (241,262 shares of Class B Stock) in exchange for Voting Trust Certificates representing the shares of Class A Stock and Class B Stock so transferred. The shares of Class A Stock so transferred to the Voting Trustees are held in the "Class A Voting Trust" and the shares of Existing Class B Stock so transferred to the Voting Trustees are held in the "Class B Voting Trust." The Contingent Shares were issued subject to a condition subsequent, as more particularly described below.

     The sole purpose of the Voting Trust Agreement is to enable the Voting Trustees (i) to vote the Existing Class A Shares and the Existing Class B Shares in favor of a Qualifying Business Combination included in a Proposal for Shareholder Approval and (ii) to vote for the election of directors of the Company, all in accordance with the terms and provisions of the Voting Trust Agreement.

     In the election of directors of the Company, the Voting Trustees are required to (a) vote for the election of two persons nominated by Leon Riebman or his personal representatives, (b) vote for the reelection of incumbent directors of the Company unless one or more of them determines not to seek reelection, resigns or dies, (c) consult with Leon Riebman and Claire E. Riebman prior to voting for the election of any other person as a director of the Company, and (d) assure that at all times a majority of the directors of the Company are "Independent Directors" (as such term is defined in the Voting Trust Agreement). In connection with a Proposal, the Voting Trustees are required to vote (i) the Contingent Shares in the same proportion as the votes cast with respect to the Proposal by the other holders of shares of Class A Stock and (ii) the Existing Class A Shares and the Existing Class B Shares in favor of any Proposal recommended by the LRPC. With respect to any action of Shareholders other than in connection with the election of directors or a Qualifying Business Combination included in a Proposal for Shareholder Approval, the Voting Trustees are required to vote the Existing Class A Shares and the Existing Class B Shares as directed in writing by the Riebmans. Except as provided in the Voting Trust Agreement, in voting shares deposited under the Voting Trust Agreement, the Voting Trustees shall act by majority vote, unless at any time there exists fewer than three Voting Trustees, in which event all acts of the Voting Trustees shall require the unanimous vote of the Voting Trustees.

     During the term of the Voting Trust Agreement, if a Voting Trustee ceases to be a member of the LRPC for any reason whatsoever, such Voting Trustee thereupon shall cease to be a Voting Trustee under the Voting Trust Agreement. Upon appointment of a substitute member or members to the LRPC, such member or members shall thereupon become a Voting Trustee or Trustees under the Voting Trust Agreement.

     During the term of the Voting Trust Agreement, without the prior written consent of the Company and the Voting Trustees, Leon Riebman and Claire E. Riebman are not permitted to transfer any interest in Class A Stock or Class B Stock owned by them or any beneficial interests evidenced by Voting Trust Certificates, except that (a) the executors of the estate of either of them may succeed to such interests and will be bound by the Voting Trust Agreement, and (b) either of them may make donative transfers of such interests to and among themselves or to their issue so long as the donees agree to be bound by the Voting Trust Agreement. During the term of the Voting Trust Agreement, Leon Riebman and Claire E. Riebman have agreed not to acquire any additional shares of Class A Stock or Class B Stock except in connection with (i) the exercise of options existing on February 28, 1995 or (ii) beneficial ownership of shares of Class A Stock or Class B Stock issued in connection with stock dividends or stock distributions.
Any such newly acquired shares shall be deposited into the respective Voting Trust.

     The term of the Voting Trust Agreement is coextensive with the term of the Agreement. Upon termination of the Voting Trust Agreement the certificates representing the Existing Class A Shares and the Existing Class B Shares will be returned to the holder(s) of the Voting Trust Certificates representing those shares. Upon the earliest to occur of the following events, certificates representing the Contingent Shares, together with any cash dividends or stock distributions received on the Contingent Shares, will be delivered by the Voting Trustees to the following person or persons:

     (a) Immediately prior to the Closing under a Qualifying Business Combination included in a Proposal as to which Shareholder Approval has been obtained, in which event such delivery will be made to the holder(s) of the Voting Trust Certificates representing the Contingent Shares in proportion to their respective holdings;

     (b) The expiration or termination of the Agreement for any reason other than as contemplated by clause (a) above, in which event such delivery will be made to the Company which will thereupon cancel the Contingent Shares without payment of any consideration therefor;

     (c) The receipt by the Voting Trustees of joint written instructions from Leon Riebman and Claire E. Riebman and the Company in which event such delivery will be made to the person or persons designated in such instruction; or

     (d) The receipt by the Voting Trustees of a certified copy of a final non-appealable order of a court of competent jurisdiction providing for the disposition of the Contingent Shares, in which event such delivery will be made to the person or persons designated in such order.

     The 1995 Agreement. Pursuant to the 1995 Agreement, Leon Riebman has agreed (a) that he will not voluntarily retire from active employment with the Company prior to the expiration or termination of the Agreement and (b) that he will provide consulting services to the Company for a period of three years (up to 130 days per year) commencing with the date on which he voluntarily retires from active employment with the Company (the "Consulting Commencement Date"). In addition, the 1995 Agreement contains a supplementary provision which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition.

     In consideration for his provision of consulting services to the Company, Leon Riebman will be entitled to specified fringe benefits and will receive $675,000 payable as follows: (a) $300,000 on the Consulting Commencement Date, (b) $225,000 on the first anniversary of the Consulting Commencement Date, and (c) $150,000 on the second anniversary of the Consulting Commencement Date. Payment of any of the aforementioned amounts is conditioned upon certificates representing the Contingent Shares being delivered to the holders of the Voting Trust Certificates representing the Contingent Shares. Further, the Company will have no obligation to make any such payment unless Leon Riebman is available on the payment date to provide consulting services for the forthcoming year. In addition, any payments made by the Company pursuant to the Agreement for the First Renewal Term and the Second Renewal Term will be credited against, and reduce to that extent, such payments. If the Agreement expires or terminates for a reason other than the Closing of a Qualifying Business Combination included within a Proposal as to which Shareholder approval has been obtained, the 1995 Agreement will terminate and be of no further force and effect.

     Participation Rights Agreement. In consideration for agreeing to the supplement in the 1995 Agreement which improves the Company's rights with respect to the protection of proprietary information, intellectual property and restrictions on competition, the Company has granted to Leon Riebman the right to participate in the proceeds of a Qualifying Business Combination ("Participation Payment"). If the "Aggregate Consideration" (as defined in the Participation Rights Agreement) in connection with a Qualifying Business Combination is equal to or greater than $60,000,000, the Participation Payment will be $1,900,000. If the Aggregate Consideration in connection with a Qualifying Business Combination is less than $60,000,000, the Participation Payment will be an amount equal to the product of $1,900,000, multiplied by a fraction, the numerator of which is the amount of such Aggregate Consideration and the denominator of which is $60,000,000. The Company's obligation to make the Participation Payment is conditioned on the delivery of certificates representing the Contingent Shares to the holder(s) of the Voting Trust Certificate(s) representing the Contingent Shares.

     In connection with the Agreement, the Reporting Person and two other Voting Trustees, Mr. Dunleavy and Mr. Einsidler, have each agreed to vote his respective shares of Class A Common Stock and Class B Common Stock over which he has voting power in favor of a Qualifying Business Combination included within a Proposal submitted for Shareholder Approval. The form of such letter agreement is filed herewith as Exhibit E.

Item 7    Material to be Filed as Exhibits.

     Exhibit No.              Description

          1         Persons with Whom Reporting Persons Shares Dispositive
                    Power.

          A. Agreement dated as of February 28, 1995 by and among AEL Industries, Inc. and Dr. Leon Riebman and Claire E. Riebman.

          B. Voting Trust Agreement dated as of February 28, 1995 by and among AEL Industries, Inc., Dr. Leon Riebman and Claire E. Riebman and Francis J. Dunleavy, Frederick R. Einsidler, Conrad J. Fowler and Leeam Lowin.

          C. 1995 Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

          D. Participation Rights Agreement dated as of February 28, 1995 by and between AEL Industries, Inc. and Dr. Leon Riebman.

          E.        Form of letter agreement executed by Francis J.
                    Dunleavy, Frederick R. Einsidler and Leeam Lowin dated February 28, 1995.

          F.        Bylaw Amendments

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 9, 1995


                              /s/Leeam Lowin
                              Leeam Lowin